Exhibit 12

MAGELLAN MIDSTREAM PARTNERS, L.P.

RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)

	Year Ended				Six Months Ended June 30, 2010
	2006	2007	2008	2009
EARNINGS:
Income from continuing operations before income taxes, extraordinary gain (loss) and cumulative effect of change in accounting principle*	$179,474	$228,295	$328,023	$224,705	$165,069
Add: Fixed charges	57,151	56,816	57,792	74,750	45,066
Amortization of interest capitalized	475	533	641	715	362
Distributed income of equity investees	4,125	3,800	5,200	4,558	1,870
Less: Interest capitalized	(2,371)	(4,452)	(4,803)	(3,510)	(1,651)

Total earnings	$238,854	$284,992	$386,853	$301,218	$210,716

FIXED CHARGES:
Interest expense	$52,415	$50,504	$51,961	$69,847	$42,644
Interest capitalized	2,371	4,452	4,803	3,510	1,651
Debt amortization expense	1,925	1,554	767	1,112	657
Rent expense representative of interest factor	440	306	261	281	114

Total fixed charges	$57,151	$56,816	$57,792	$74,750	$45,066

Ratio of earnings to fixed charges	4.2	5.0	6.7	4.0	4.7

* Excludes income from equity investments.